Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

(215) 988-2700 (Phone)

(215) 988-2757 (Facsimile)

www.drinkerbiddle.com

November 5, 2019

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Samantha Brutlag

Re: Two Roads Shared Trust (Registration No. 333-182417/811-22718)

Response to Examiner Comments on Post-Effective

Amendment No. 212

Dear Ms. Brutlag:

This letter responds to your comments on Post-Effective No. 212 (“PEA No. 212”) to the Registration Statement on Form N-1A of Two Roads Shared Trust (the “Registrant”) provided on October 18, 2019. PEA No. 212 seeks to register shares of two new portfolios of the Registrant: the Anfield U.S. Equity Sector Rotation ETF (the “Sector Rotation ETF”) and the Anfield Tactical Fixed Income ETF (the “Tactical ETF,” together with the Sector Rotation ETF, the “Funds,” each a “Fund”).

1.	Comment: Please provide a completed fee table and expense example for each Fund in the response letter at least one week before effectiveness.

Response: The completed fee table and expense example for each Fund are presented below.

Anfield U.S. Equity Sector Rotation ETF

Fees and Expenses of the Fund: This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. Investors purchasing or selling shares of the Fund in the secondary market may be subject to costs (including customary brokerage commissions) charged by their broker. These costs are not included in the expense example below.

November 5, 2019

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.80%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(1)	0.50%
Acquired Fund Fees and Expenses(1)(2)	0.12%
Total Annual Fund Operating Expenses	1.42%
Expense Waiver	0.00%
Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement	1.42%

(1) Estimated for the current fiscal year.

(2)  Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies. The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Fund.

(3) The Fund’s adviser has contractually agreed to reduce the Fund’s fees and/or absorb expenses of the Fund until at least March 1, 2021 to ensure that total annual Fund operating expenses after fee waiver and reimbursement (exclusive of any taxes, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, indirect expenses, expenses of other investment companies in which the Fund may invest, or extraordinary expenses such as litigation) will not exceed 1.30% of average daily net assets. This agreement may be terminated by the Fund’s Board of Trustees on 60 days’ written notice to the adviser. These fee waivers and expense reimbursements are subject to possible recoupment from the Fund in future years on a rolling three year basis (within the three years after the fees have been waived or reimbursed) if such recoupment can be achieved without exceeding the foregoing expense limits as well as any expense limitation in effect at the time the reimbursement is made.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

1 Year	3 Years
$145	$449

November 5, 2019

Anfield Tactical Fixed Income ETF

Fees and Expenses of the Fund: This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. Investors purchasing or selling shares of the Fund in the secondary market may be subject to costs (including customary brokerage commissions) charged by their broker. These costs are not included in the expense example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.80%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(1)	0.50%
Acquired Fund Fees and Expenses(1)(2)	0.69%
Total Annual Fund Operating Expenses	1.99%
Expense Waiver	0.00%
Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement	1.99%

(1) Estimated for the current fiscal year.

(2)  Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies. The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Fund.

(3) The Fund’s adviser has contractually agreed to reduce the Fund’s fees and/or absorb expenses of the Fund until at least March 1, 2021 to ensure that total annual Fund operating expenses after fee waiver and reimbursement (exclusive of any taxes, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, indirect expenses, expenses of other investment companies in which the Fund may invest, or extraordinary expenses such as litigation) will not exceed 1.30% of average daily net assets. This agreement may be terminated by the Fund’s Board of Trustees on 60 days’ written notice to the adviser. These fee waivers and expense reimbursements are subject to possible recoupment from the Fund in future years on a rolling three year basis (within the three years after the fees have been waived or reimbursed) if such recoupment can be achieved without exceeding the foregoing expense limits as well as any expense limitation in effect at the time the reimbursement is made.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

November 5, 2019

1 Year	3 Years
$202	$624

2.	Comment: Because acquired fund fees and expenses are excluded from each Fund’s expense reimbursement agreement, please confirm the net fees for each Fund.

Response: The fees are included in response to Comment 1 above.

3.	Comment: On the 80% test for the Sector Rotation Fund, please explain why cash equivalent should be counted for the purpose of determining whether an underlying fund is meeting the 80% equity test.

Response: The Registrant has revised the 80% test for the Sector Rotation Fund as follows: “The Fund is an actively managed exchange traded fund (“ETF”) that normally invests at least 80% of its net assets, including any borrowings for investment purposes, in a diversified portfolio of ETFs (“Underlying Funds”) that each invest at least 80% of their assets in U.S. equity securities.”

4.	Comment: Principal investment risks in the summary section of the prospectus appear to be in alphabetical order for both Funds. Please re-order so that those principal risks that will have the most effect on yield, total return or investment performance of each Fund are listed first in the summary section. Please note that the risks after that may be alphabetized. See ADI 2019-08, “Improving Principal Risks Disclosure,” https://www.sec.gov/investment/accounting-and-disclosure-information/principal-risks/adi-2019-08-improving-principal-risks-disclosure (Sept. 9, 2019).

Response: Registrant notes that all of the risks disclosed in the “Principal Investment Risks” sections of the Funds’ prospectus are considered principal to each respective Fund. Registrant will add the following disclosure at the beginning of each Fund’s “Principal Investment Risks” section: “The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a “principal risk” of investing in the Fund, regardless of the order in which it appears. The following are the principal risks that could affect the value of your investment.”

5.	Comment: For the last footnote to the fee table for the Tactical ETF, please confirm the expense reimbursement agreement will be in effect for at least one year from effectiveness.

Response: The Registrant so confirms.

6.	Comment: The Tactical ETF states in its principal investment strategies that the Fund may invest in fixed instruments with fixed or adjustable (floating) rates. Consider whether the Fund will invest in LIBOR tied investments, and consider adding a risk concerning the phase-out of LIBOR on such investments by the Fund.

Response: The Registrant will add the following disclosure to the Tactical ETF’s Principal Investment Risks section of the prospectus:

November 5, 2019

“LIBOR Risk. The Fund may invest in securities and other instruments whose interest payments are determined by references to the London Interbank Offered Rate (“LIBOR”). According to various reports, certain financial institutions, commencing as early as 2005 and throughout the global financial crisis, routinely made artificially low submissions in the LIBOR setting process. Since the LIBOR scandal came to light, several financial institutions have been fined significant amounts by various financial regulators in connection with allegations of manipulation of LIBOR rates. Other financial institutions in various countries are being investigated for similar actions. These developments may have adversely affected the interest rates on securities whose interest payments were determined by reference to LIBOR. Any future similar developments could, in turn, reduce the value of such securities owned by the Fund.

In 2017, the United Kingdom’s Financial Conduct Authority (“FCA”) warned that LIBOR may cease to be available or appropriate for use by 2021. The unavailability of LIBOR presents risks to the Fund, including the risk that any pricing or adjustments to the Fund’s investments resulting from a substitute reference rate may adversely affect the Fund’s performance and/or NAV. There is currently no definitive information regarding the future utilization of LIBOR or of any particular replacement rate. Abandonment of or modifications to LIBOR could have adverse impacts on newly issued financial instruments and existing financial instruments which reference LIBOR. While some instruments in which the Fund invests may contemplate a scenario where LIBOR is no longer available by providing for an alternative rate setting methodology, not all instruments in which the Fund invests may have such provisions and there is significant uncertainty regarding the effectiveness of any such alternative methodologies. Abandonment of or modifications to LIBOR could lead to significant short-term and long-term uncertainty and market instability. It remains uncertain how such changes would be implemented and the effects such changes would have on the Fund, including any negative effects on the Fund's liquidity and valuation of the Fund's investments, issuers of instruments in which the Fund invests and financial markets generally.”

7.	Comment: Under additional information about principal risks, please confirm that Foreign (Non-U.S.) Investment Risk is a principal risk for the Tactical ETF only, and if so, please clarify in the prospectus.

Response: The Registrant confirms that Foreign (Non-U.S.) Investment Risk is a principal risk only for the Tactical ETF, and will revise the additional information about principal risks in the statutory section accordingly.

We trust that the foregoing is responsive to your comments. Please feel free to contact the undersigned at 215-988-2497 if you have any questions.

November 5, 2019

Sincerely yours,

/s/ Catherine A. DiValentino

Catherine A. DiValentino